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                                 April 21, 1997

Via Edgar
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U.S. Securities & Exchange Commission
Washington, D.C. 20549

        Re: Series A Convertible Exchangeable Preferred Stock
            Registration on Form 8-A

Ladies and Gentlemen:

        Simula, Inc. hereby withdraws its registration on Form 8-A, dated April 15, 1997, with respect to Series A Convertible Exchangeable Preferred Stock.

        If you have any questions, please contact the undersigned.

                                          Very truly yours,

                                          Simula, Inc.

                                          /s/ Bradley P. Forst
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                                          Bradley P. Forst
                                          Vice President and General Counsel